Exhibit 99.1

For Immediate Release	September 4, 2008

CANADIAN SUPERIOR ENERGY INC. CLOSES $35 MILLION (USD) PRIVATE PLACEMENT

CALGARY, ALBERTA--(Marketwire — September 4, 2008) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG) announced today that on Wednesday, September 3, 2008 it successfully closed its previously announced non-brokered private placement, of 8,750,000 units, each unit comprised of one common share and one-half of a warrant at a price of $4.00(USD) per unit for total gross proceeds of $35,000,000(USD).  The proceeds of this private placement will be used to fund Canadian Superior's international exploration spending and new business development activities, including those related to its recently announced “Oasis” Project with the “7th Of November Block” in Libya and Tunisia and its proposed “Liberty” LNG Project in the United States.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company.  Canadian Superior has operations in Western Canada, Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada, in the United States and in North Africa.  See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago, Offshore Nova Scotia and North Africa interests.

For Further Information, Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada  T2P 2V6
Investor Relations
Phone:	(403) 294-1411
Fax:	(403) 216-2374
www.cansup.com